▪ EX-99.1.
Changes in Affiliates (Addition)
1.	Company to be affiliated

—	Company Name: Pohang Fuelcell Power Corporation

—	Total Asset (KRW) : 50,000,000

—	Total Equity (KRW): 50,000,000

—	Total Liabilities (KRW): -

—	Total Capital (KRW): 50,000,000

—	Purpose of the company : to engage in fuel cell electric power

2.	Name of Company Group: POSCO

3.	Reason for Addition: Incorporation of a new corporation

4.	Total number of affiliated companies after additional affiliation: 86

5.	Date of Addition: February 1, 2008

6.	Others

—	POSCO POWER, which is a subsidiary of POSCO, invests 100% stake of Pohang Fuelcell Power Corporation.